Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-149252 on Form S-1 of our report dated April 29, 2008, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007 and Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006, relating to the consolidated financial statements and related financial statement schedule of IDS Group, Inc. and subsidiaries appearing in the Prospectus, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Minneapolis, MN
May 13, 2008